UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS EAGLE CANADA COMMON HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 13,744,737
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 13,744,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,744,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV EAGLE NR CARRY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 21,654,798
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 21,654,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,654,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(4)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV LTIP CANADA SPLITTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 21,654,798
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 21,654,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,654,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(5)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN SPLIT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(6)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(7)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIF IV CDN GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BIG HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(10)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BAM INFRASTRUCTURE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(11)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

CUSIP No. 89346D107

1	NAMES OF REPORTING PERSONS BAM LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 35,399,535
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 35,399,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,399,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(12)	Percentage ownership is based on an aggregate 269,883,087 outstanding common shares of the Issuer as of March 2, 2021.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D is being filed to reflect that Eagle Canada Common Holdings LP and BIF IV Eagle NR Carry LP (collectively, the “Purchaser Reporting Persons”) have acquired, in aggregate, an additional 2,210,170 common shares (the “Common Shares”) in the capital of TransAlta Corporation (the “Issuer”) on the Toronto Stock Exchange in open market purchases (the “Additional Purchases”) for aggregate cash consideration of C$23,990,161 (excluding brokerage commission and director compensation shares), at prices between C$8.89 per Common Share and C$11.88 per Common Share, or received through grants of Common Shares awarded as director compensation to the Reporting Persons’ director nominees currently serving on the Issuer’s board of directors in accordance with the terms of the Investment Agreement. This Amendment No. 4 also reflects certain inter-company transactions among the Reporting Persons.

Information reported and defined terms used in the original Schedule 13D remain in effect, unless they are amended or superseded by information or defined terms contained in this Amendment No. 4.

Item 2. Identity and Background

Item 2 of the original Schedule 13D is hereby amended and supplemented as follows:

Schedules I and II hereto set forth an updated list of the names of the directors and executive officers of Brookfield and Partners (to be included as “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of original Schedule 13D is hereby supplemented as follows:

The Purchaser Reporting Persons acquired the additional 2,210,170 Common Shares in the open market for an aggregate consideration of C$23,990,161 (excluding brokerage commission and director compensation shares) or received through grants of Common Shares awarded as director compensation to the Reporting Persons’ director nominees currently serving on the Issuer’s board of directors in accordance with the terms of the Investment Agreement. All purchases of Common Shares in open market transactions were funded from available liquidity.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The Additional Purchases were completed in accordance with the investment intention of the Reporting Persons in the Issuer and the agreements related thereto, as described in the original Schedule 13D.

Item 5. Interests in Securities of the Issuer.

Sections (a), (b), and (c) of Item 5 of the original Schedule 13 are hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 35,399,535 shares, constituting approximately 13.1% of the Issuer’s currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate 269,883,097 Common Shares of the Issuer outstanding as of March 2, 2021, based on Issuer’s Form 40-F dated March 3, 2021.

(i)	Eagle Canada

	(a)	Eagle Canada may be deemed the beneficial owner of 13,744,737 Common Shares, constituting a percentage of approximately 5.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 13,744,737 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 13,744,737 Common Shares

(ii)	BIF IV Eagle

(a) BIF IV Eagle may be deemed the beneficial owner of 21,654,798 Common Shares, constituting a percentage of approximately 8.0%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 21,654,798 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 21,654,798 Common Shares

(iii)	BIF IV LTIP

(a) BIF IV LTIP may be deemed the beneficial owner of 21,654,798 Common Shares, constituting a percentage of approximately 8.0%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 21,654,798 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 21,654,798 Common Shares

(iv)	BIF IV Cdn

(a) BIF IV Cdn may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(v)	BIF IV Cdn GP

(a) BIF IV Cdn GP may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(vi)	BIF IV Cdn GP Ltd

(a) BIF IV Cdn GP Ltd may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(vii)	BIG Holdings

	(a)	BIG Holdings may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(viii)	BIGL

	(a)	BIGL may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(ix)	BIG LP

	(a)	BIG LP may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(x)	BAM Limited

	(a)	BAM Limited may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(xi)	Brookfield

	(a)	Brookfield may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(xii)	Partners

	(a)	Partners may be deemed the beneficial owner of 35,399,535 Common Shares, constituting a percentage of approximately 13.1%

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 35,399,535 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 35,399,535 Common Shares

(c)	Schedule III filed herewith, which is incorporated herein by reference, describes all of the transactions in the Common Shares that were effected in the past 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby supplemented as follows:

As of March 10, 2021, up to 35,333,956 Common Shares were subject to the pledge under the security agreements in connection with the A&R Margin Loan Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 10, 2021	EAGLE CANADA COMMON HOLDINGS LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV EAGLE NR CARRY LP, by its general partner BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV LTIP CANADA SPLITTER LP, by its general partner BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV CDN SPLIT LP, by its general partner BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV CDN GP LP, by its general partner BIF IV CDN GP LTD.

	By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIF IV CDN GP LTD.

By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

BIG HOLDINGS LP, by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ James Rickert
Name: James Rickert
Title: President

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ James Rickert
Name: James Rickert
Title: President

BAM INFRASTRUCTURE GROUP L.P., by its general partner BAM LIMITED

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President and Secretary

BAM LIMITED

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President and Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice-President

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, Brookfield	Canada

Jeffrey M. Blidner Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu Director	c/o Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Janice Fukakusa Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Managing Partner and Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield	United Kingdom

Brian W. Kingston Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, Brookfield	Canada

Brian D. Lawson Vice Chair and Honorary Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, Brookfield	Canada

Lord Augustine Thomas O’Donnell Director	Frontier Economics, 71 High Holborn, London U.K., WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield	Canada

Samuel J.B. Pollock Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Ngee Huat Seek Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada

SCHEDULE III

TRADING IN COMMON SHARES

The table below sets forth all transactions in the Common Shares effected during the past 60 days by the Reporting Persons. All such transactions were effected in the open market through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Party	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price (C$)	Low Price per Share (C$)	High Price per Share (C$)
BIF IV Eagle NR Carry LP	1/12/2021	Buy	61,682	10.80	10.80	10.80
Eagle Canada Common Holdings LP	1/12/2021	Buy	38,318	10.80	10.80	10.80
BIF IV Eagle NR Carry LP	1/13/2021	Buy	13,632	10.83	10.83	10.83
Eagle Canada Common Holdings LP	1/12/2021	Buy	8,468	10.83	10.83	10.83
BIF IV Eagle NR Carry LP	1/15/2021	Buy	38,551	10.94	10.94	10.94
Eagle Canada Common Holdings LP	1/15/2021	Buy	23,949	10.94	10.94	10.94
BIF IV Eagle NR Carry LP	1/18/2021	Buy	16,839	10.94	10.94	10.94
Eagle Canada Common Holdings LP	1/18/2021	Buy	10,461	10.94	10.94	10.94
BIF IV Eagle NR Carry LP	1/19/2021	Buy	3,886	10.93	10.93	10.93
Eagle Canada Common Holdings LP	1/19/2021	Buy	2,414	10.93	10.93	10.93
BIF IV Eagle NR Carry LP	1/28/2021	Buy	169,624	11.24	11.23	11.25
Eagle Canada Common Holdings LP	1/28/2021	Buy	105,376	11.24	11.23	11.25
BIF IV Eagle NR Carry LP	1/29/2021	Buy	123,363	11.23	11.23	11.23
Eagle Canada Common Holdings LP	1/29/2021	Buy	76,637	11.23	11.23	11.23
BIF IV Eagle NR Carry LP	2/1/2021	Buy	28,281	11.36	11.36	11.36
Eagle Canada Common Holdings LP	2/1/2021	Buy	17,569	11.36	11.36	11.36
BIF IV Eagle NR Carry LP	2/2/2021	Buy	29,792	11.49	11.49	11.49
Eagle Canada Common Holdings LP	2/2/2021	Buy	18,508	11.49	11.49	11.49
BIF IV Eagle NR Carry LP	2/3/2021	Buy	61,682	11.47	11.47	11.47
Eagle Canada Common Holdings LP	2/3/2021	Buy	38,318	11.47	11.47	11.47
BIF IV Eagle NR Carry LP	2/4/2021	Buy	107,943	11.43	11.43	11.43
Eagle Canada Common Holdings LP	2/4/2021	Buy	67,057	11.43	11.43	11.43
BIF IV Eagle NR Carry LP	2/5/2021	Buy	92,522	11.46	11.46	11.46
Eagle Canada Common Holdings LP	2/5/2021	Buy	57,478	11.46	11.46	11.46
BIF IV Eagle NR Carry LP	2/9/2021	Buy	53,663	11.64	11.64	11.64
Eagle Canada Common Holdings LP	2/9/2021	Buy	33,337	11.64	11.64	11.64
BIF IV Eagle NR Carry LP	2/10/2021	Buy	61,682	11.72	11.72	11.72
Eagle Canada Common Holdings LP	2/10/2021	Buy	38,318	11.72	11.72	11.72
BIF IV Eagle NR Carry LP	2/11/2021	Buy	33,308	11.74	11.74	11.74
Eagle Canada Common Holdings LP	2/11/2021	Buy	20,692	11.74	11.74	11.74
BIF IV Eagle NR Carry LP	2/16/2021	Buy	30,841	11.88	11.88	11.88
Eagle Canada Common Holdings LP	2/16/2021	Buy	19,159	11.88	11.88	11.88
BIF IV Eagle NR Carry LP	2/17/2021	Buy	30,841	11.88	11.88	11.88
Eagle Canada Common Holdings LP	2/17/2021	Buy	19,159	11.88	11.88	11.88
BIF IV Eagle NR Carry LP	3/10/2021	Buy	308	10.96	10.96	10.96
Eagle Canada Common Holdings LP	3/10/2021	Buy	192	10.96	10.96	10.96